

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2019

Richard Sneider
Chief Financial Officer
Kopin Corporation
125 North Drive
Westborough, MA 01581-3335

> **Re: Kopin Corporation**
> **Form 10-K for Fiscal Year Ended December 29, 2018**
> **Filed March 14, 2019**
> **File No. 000-19882**

Dear Mr. Sneider:

We have reviewed your October 18, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2019 letter.

Form 10-K for the Fiscal Year Ended December 29, 2018

Report of Independent Registered Public Accounting Firm, page 38

1.   We note your response to comment 1. Please file the amended Form 10-K to include the revised auditor's report. You may consider waiting to file the amendment until after the issues identified in comment 2 are resolved.

Consolidated Statements of Stockholders' Equity, page 42

2.   We note your response to comment 2 and the changes you plan on making in the amended Form 10-K. Please confirm that management also intends to change its conclusion on the effectiveness of your disclosure controls and procedures at December 29, 2018. Otherwise, in light of management's conclusion that there was a material weakness in controls related to the recognition and measurement for non-routine transactions, tell us

how management was able to conclude that your disclosure controls and procedures were not impacted and continued to be effective at that date. Refer to Rules 13a-15(e) and 15d-15(e) of the Exchange Act. This comment also applies to your Forms 10-Q for the periods ended March 30, 2019 and June 29, 2019.

You may contact David Burton at (202) 551-3626 or Martin James, Senior Advisor, at (202) 551-3671 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences